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:COMMISSION
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SEC Mail Processing Section

MAR 3 1 2008

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 67635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPIRE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12355 SUNRISE VALLEY DR., #305
(No. and Street)

RESTON VA 20191
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SUE MCKEOWN - 703-657-6062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODMAN & COMPANY
(Name – *if individual, state last, first, middle name*)

1430 SPRINGHILL RD., #300 MCLEAN, VA 22102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID BLISK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPIRE SECURITIES, LLC, as of 12/31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUZANNE M. MCKEOWN
Notary Public
Commonwealth of Virginia
129295
My Commission Expires Apr 30, 2008

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STUART BRAWLEY, CPA

OBJECTIVE

To work in a challenging business environment where my experience and work ethic adds to the growth and betterment of an organization.

WORK EXPERIENCE

2006 - Present **Medical Body Sculpting Inc.** **Tysons, VA**

Medical centers that performs non invasive procedures for fat removal.

Corporate Controller

- Facilitated the start up of two medical centers by setting up vendor relationships, merchant accounts, banking relationships, state registrations and accounting controls and procedures for the revenue functions and operations of the practice.
- Created forecasting models for the existing centers and new center roll outs.
- Executed LLC filing and registration with the Virginia Secretary of State for the Virginia medical center.
- Responsible for all general areas of accounting, A/R, A/P, Payroll and General Ledger. Reported results on cash and accrual basis to CEO and COO of company.
- Participate in the weekly team management meetings to assist in the strategic planning of company operations.
- Responsible for preparing all schedules required for company audits and tax returns. Met with public accounting partners to develop strategies to properly recognize all accounting transactions to comply with GAAP.
- Assist with financial information required for the offering to raise additional capital to be invested in operations and new center roll-outs.
- Hire, train and supervise support staff.

1993 - 2006 **The Mason Companies** **Reston, VA**

A financial planning and investment advisory firm managing over $1.5 billion in assets.

Corporate Controller

- Prepared monthly financial statements and annual budgets.
- Responsible for all general areas of accounting, A/R, A/P, Payroll and General Ledger.
- Managed cash flow of all corporate subsidiaries.
- Prepared numerous financial analyses, tax reports, state filings.
- Prepared company forecasting models and present to executive committee on a monthly basis.
- Created billing processes to facilitate company's core revenue stream.
- Performed compliance testing, administration and filing of corporate 401k and flex spending plans. Responsible for employee benefits.

10309 MOUNTINGTON COURT • VIENNA, VA 22182 •
PHONE (703) 338-2072 - CELL • E-MAIL SBRAWLEY1@VERIZON.NET

- Annual review of corporate insurance coverage.

In addition:

- Maintained accounting records for securities broker/dealer.
- Calculated and maintain monthly net capital per NASD (FINRA) requirements.
- Filed monthly FOCUS reports with NASD (FINRA).
- Worked with independent auditors on annual audits and tax strategies.

1988 – 1993 Ward-Hale Design Associates, Inc. Washington, DC

Architectural and Interior Design firm.

Corporate Controller

- Prepared financial reports and presented to other corporate executives in monthly meetings.
- Assisted in and supervised all functions of accounting department.
- Responsible for corporate human resources and company benefits.
- Prepared annual budgets, managed corporate cash flow.
- Worked with independent accountants on audits and tax strategies.

EDUCATION

University of Maryland College Park, MD
Bachelor of Science – Accounting

PROFESSIONAL MEMBERSHIPS & LICENSES

Certified Public Accountant – VA

General Securities Principal License – Series 27

Financial Operations Principal License – Series 24

General Securities License – Series 7

Corrective Actions to Deficient Internal Controls

The findings of our Independent Auditors highlighted an area of accounting controls that should be more rigorously managed. The method by which we closed out our month end led to some question as to how we properly accounted for receivables. Specifically, business placed on one date/Trade Date may not have commissions received until the next month. We need to properly reflect not only the Trade Date but also account for the receivable.

In order to accomplish this we have taken two substantive moves. Firstly, we have licensed with a firm, EAI Information Systems. This piece of technology is being used as not only part of a suite of compliance tools but also as a Commission/Billing system. EAI has been working with many other insurance companies and broker/dealers in providing a data gathering and reporting tool for commission purposes. EAI takes transmissions directly from DST (i.e. transmissions of transactions directly from sponsor companies) and also from NFS (our clearing firm) and downloads the data into an accounting and commissions reporting format. When commission checks are received in, we are able to post and reconcile to trades placed at sponsor companies. This will allow us to properly report trade date and payable dates for regulatory purposes. With this technology, our month end close out procedures can be reported timely and accurately. .

Secondly, we have hired on a Controller. Mr. Stuart Brawley. Mr. Brawley comes to Spire with significant industry experience. Most specifically as a controller for a firm very similar in make up to Spire (i.e. broker/dealer and Registered Investment Advisor). Mr. Brawley is a CPA and a securities principal. A copy of his resume is attached. Mr. Brawley will be responsible for all financial reporting – including taking over the role of FINOP. He will be responsible for the day-to-day reconciliation of fees and commissions and also of month end reporting.

We feel confident that with the implementation of new technology and the addition of qualified staff that we have sufficiently addressed any internal control concerns expressed.

END